                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          American Pacific Corporation
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                    028740108
                                   ----------
                                 (CUSIP Number)


Mr. J. Ezra Merkin                          With a copy to:
Gabriel Capital, L.P.                       Lawrence G. Goodman, Esq.
450 Park Avenue, Ste. 3201                  Swidler Berlin Shereff Friedman, LLP
New York, New York  10022                   405 Lexington Avenue
(212) 838-7200                              New York, New York 10174
                                            (212) 973-0111
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 25, 2000
                     ---------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), (f) or (g), check the following: [ ].

Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  028740108                                Page   2   of     5   Pages
           ---------                                     -----      -----

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gabriel Capital Corporation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY                          293, 008
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER
                                        293, 008

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        293, 008

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        3.8%

14       TYPE OF REPORTING PERSON*
                                        CO

----------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 028740108                                Page    3    of    5    Pages
          ---------                                     -------     ------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  J. Ezra Merkin

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           198,689
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            293, 008
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
         WITH                           198,689

                       10      SHARED DISPOSITIVE POWER
                                        293, 008

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                        491,697

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        6.3%

14       TYPE OF REPORTING PERSON*
                                        IN

----------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

                  This Amendment No. 3 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of May 19, 1999 (the "Schedule 13D"), Amendment No. 1 to the
Schedule 13D relating to the event date of June 10, 1999, filed by Gabriel Capital Corporation and J. Ezra Merkin, relating to the common stock and Amendment No. 2 to the Schedule 13D relating to the event date of January 4, 2000 (the "Common Stock") of American Pacific Corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is 3770 Howard Hughes Parkway, Suite 300, Las Vegas, Nevada 89109.

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) and (b)

                  Gabriel Capital, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 363,932 shares of Common Stock held by Ariel Fund. Accordingly, Gabriel Capital may be deemed to be the beneficial owner of 293,008 shares of Common Stock, or 3.8% of the outstanding shares of Common Stock.

                  As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 198,689 shares of Common Stock held by Gabriel. In addition, as the sole shareholder and president of Gabriel Capital, Merkin may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 293,008 shares of Common Stock held by Ariel Fund. Accordingly, Merkin may be deemed to be the beneficial owner of 491,697 shares of Common Stock, or 6.3% of the outstanding shares of Common Stock.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 7,808,137 outstanding shares of Common Stock of the Issuer as of December 1, 1999, as reported in the Issuer's Annual Report on Form 10-K for the period ended September 30, 1999.

                  In addition, an employee of the Reporting Persons is the beneficial owner of less than 0.1% of the Common Stock.

                  (c) The transactions in the Common Stock by the Reporting Persons in the past sixty days are set forth on Annex A hereto.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            GABRIEL CAPITAL CORPORATION


                                            By: /s/ J. Ezra Merkin
                                               ---------------------------------
                                               Name:  J. Ezra Merkin
                                               Title: President

                                                /s/ J. Ezra Merkin
                                               ---------------------------------
                                                    J. EZRA MERKIN

Dated: January 27, 1999

                                     Page 5
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                                     Annex A

        Purchases and Sales of Shares of Common Stock Since the Most Recent Filing on Schedule 13D

                                                          Number of Shares
                                                          ----------------

                  Price             Aggregate
                  Per               Share
Date              Share             Amount          Ariel Fund          Gabriel
----              -----             ------          ----------          -------
1/19/00(1)         8.1809             8,500             5,066             3,434
1/20/00(1)         8.0394            21,600            12,874             8,726
1/21/00(1)         8.00               1,000               596               404
1/24/00(2)         8.1875               100                60                40
1/25/00(1)         7.9375            88,000            82,448            35,552

----------
(1)    Open market sale

(2)    Open market purchase